UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 5 )

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Feihe International, Inc.

(Name of Issuer)

Feihe International, Inc.

Diamond Infant Formula Holding Limited

Platinum Infant Formula Holding Limited

Infant Formula Merger Sub Holding Inc.

Mr. You-Bin Leng

Mr. Hua Liu

Mr. Sheng-Hui Liu

Morgan Stanley Private Equity Asia III, L.L.C.

Morgan Stanley Private Equity Asia III, L.P.

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd

MSPEA IMF Holding Limited

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31429Y103

(CUSIP Number of Class of Securities)

Feihe International, Inc. C-16th Floor, Star City International Building 10 Jiuxianqiao Road Chaoyang District, Beijing 100016 +86 (10) 8457-4688	Mr. You-Bin Leng Mr. Hua Liu Mr. Sheng-Hui Liu c/o Feihe International, Inc. C-16th Floor, Star City International Building 10 Jiuxianqiao Road Chaoyang District, Beijing 100016 +86 (10) 8457-4688

Diamond Infant Formula Holding Limited

 Platinum Infant Formula Holding Limited

 Infant Formula Merger Sub Holding Inc.

 c/o Feihe International, Inc.

 C-16th Floor, Star City International Building

 10 Jiuxianqiao Road

 Chaoyang District, Beijing 100016

 Attention: Mr. You-Bin Leng

 +86 (10) 8457-4688

Morgan Stanley Private Equity Asia III, L.L.C.

 Morgan Stanley Private Equity Asia III, L.P.

 Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd

 MSPEA IMF Holding Limited

 c/o Morgan Stanley Asia Limited

 International Commerce Centre

 1 Austin Road West

 Kowloon, Hong Kong

 Attention: Marco Chung

 +852 2848-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1 Jianguomenwai Avenue

Chao Yang District, Beijing

People’s Republic of China

Attention: Michael V. Gisser, Peter X. Huang

Facsimile: +(86) 10 6535-5699

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Avenue

Chao Yang District, Beijing

People’s Republic of China

Attention: Ke Geng, Paul S. Scrivano

Facsimile: +86 10 6563 4201

Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03 88 Century Blvd Pudong, Shanghai 200121 People’s Republic of China Attention: Zhan Chen, Kefei Li Facsimile: +(86) 21 6165-1799	DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, WA 98104-7044 Attention: Andrew D. Ledbetter Facsimile: (206) 494-1800

This statement is filed in connection with (check the appropriate box):

a.      ☐      The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     ☐     The filing of a registration statement under the Securities Act of 1933.

c.     ☐     A tender offer.

d.      ☑      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$85,880,028.40		$11,714.04

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $7.40 for 11,605,166 shares of Company’s common stock issued and outstanding subject to the transaction, and (ii) the product of 12,000 shares of Company’s common stock underlying the outstanding options multiplied by $0.15 per share (which is the difference between the $7.40 per share merger consideration and the weighted average exercise price of such options of $7.25 per share) (the “Transaction Valuation”).

** The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.00013640.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 5 (the “ Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Feihe International, Inc., a Utah corporation (“Feihe,” or the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company common stock”) transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Diamond Infant Formula Holding Limited, a Cayman Islands exempted company (“Holdco”), (c) Platinum Infant Formula Holding Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Parent”), (d) Infant Formula Merger Sub Holding Inc., a Utah corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), (e) Mr. You-Bin Leng, the chairman and chief executive officer of the Company, (f) Mr. Hua Liu, the vice chairman and chief financial officer of the Company, (g) Mr. Sheng-Hui Liu, a director of the Company and vice president of Heilongjiang Feihe Dairy Co., Limited, one of the Company’s subsidiaries, (h) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company, (i) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands exempted limited partnership, (j) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd., a Cayman Islands exempted company limited by shares (the “Sponsor”), and (k) MSPEA IMF Holding Limited, a Cayman Islands exempted company limited by shares. This Final Amendment amends and restates in its entirety information set forth in the Transaction Statement.

The Transaction Statement relates to the Agreement and Plan of Merger dated as of March 3, 2013 (the “Merger Agreement”), by and among the Company, Holdco, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and a wholly owned indirect subsidiary of Holdco.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in the Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

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Item 15	Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On June 26, 2013, at 10:30 a.m. (Beijing time), a special meeting of shareholders of the Company (the “Special Meeting”) was held at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the Merger Agreement.

On June 27, 2013, the Company filed the articles of merger with the Utah Division of Corporations and Commercial Code, pursuant to which the Merger became effective on June 27, 2013. As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Upon the consummation of the Merger, each share of Company common stock, other than Company common stock owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the effective time of the Merger, was converted automatically into the right to receive US$7.40 in cash without interest (less any applicable withholding taxes).

On June 27, 2013, pursuant to the terms of the Merger Agreement, at the effective time of the Merger each then-outstanding option to purchase Company common stock (a “Company Stock Option”) granted under any director or employee stock option or compensation plan or arrangement of the Company (collectively, the “Company Stock Plans”), whether or not vested or exercisable, became fully vested and exercisable and was cancelled and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of US$7.40 over the applicable exercise price per share of Company common stock of such Company Stock Option and (b) the total number of shares of Company common stock that the holder of such Company Stock Option could have purchased had such holder exercised such Company Stock Option in full immediately prior to the effective time of the Merger.

On June 27, 2013, by virtue of the Merger, each share of Company common stock owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to June 27, 2013 was canceled without consideration therefor. On June 27, 2013, by virtue of the Merger, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to June 27, 2013 was converted into and became one validly issued, fully paid and non-assessable share of common stock, par value US$0.001 per share, of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent with one thousand shares of Private Stock outstanding (solely owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company common stock ceased to trade on the New York Stock Exchange, Inc. (the “NYSE”) following the close of trading on June 27, 2013 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

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Item 16	Exhibits.

(a)(1) Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on May 20, 2013 and as supplemented by the Supplement on June 6, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of March 4, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 4, 2013.

(b)(1) Facility Agreement, dated as of March 3, 2013, by and among Parent, Holdco, Merger Sub, Mr. You-Bin Leng, Wing Lung Bank Limited and Cathy United Bank, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(2) Line of Credit Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(3) Loan Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(4) Sponsor Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and the Sponsor, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(5) Founder Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and Mr. You-Bin Leng, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(c)(1) Opinion of Oppenheimer & Co. Inc., dated as of March 3, 2013, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)* Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of January 26, 2013.

(c)(3)† Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of March 3, 2013.

(d)(1) Agreement and Plan of Merger, dated as of March 3, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

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(d)(2) Limited Guarantee, dated as of March 3, 2013, by Mr. You-Bin Leng and the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(3) Voting Agreement, dated as of March 3, 2013, by and among Parent, the Company and the Rollover Holders, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(4) Contribution Agreement,dated as of March 3, 2013, by and among the Company, Parent, Holdco, and the Rollover Holders, incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

† Previously filed on March 22, 2013

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 28 , 2013

FEIHE INTERNATIONAL, INC.

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Director

DIAMOND INFANT FORMULA HOLDING LIMITED

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Director

PLATINUM INFANT FORMULA HOLDING LIMITED

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Director

INFANT FORMULA MERGER SUB HOLDING INC.

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Authorized Signatory

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 28 , 2013

YOU-BIN LENG

/s/ You-Bin Leng

HUA LIU

/s/ Hua Liu

SHENG-HUI LIU

/s/ Sheng-Hui Liu

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 28 , 2013

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title:Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner
By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title:Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title: Director

MSPEA IMF HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title: Director

EXHIBIT INDEX

(a)(1) Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on May 20, 2013 and as supplemented by the Supplement on June 6, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of March 4, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 4, 2013.

(b)(1) Facility Agreement, dated as of March 3, 2013, by and among Parent, Holdco, Merger Sub, Mr. You-Bin Leng, Wing Lung Bank Limited and Cathy United Bank, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(2) Line of Credit Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(3) Loan Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(4) Sponsor Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and the Sponsor, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(5) Founder Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and Mr. You-Bin Leng, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(c)(1) Opinion of Oppenheimer & Co. Inc., dated as of March 3, 2013, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)* Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of January 26, 2013.

(c)(3)† Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of March 3, 2013.

(d)(1) Agreement and Plan of Merger, dated as of March 3, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee, dated as of March 3, 2013, by Mr. You-Bin Leng and the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(3) Voting Agreement, dated as of March 3, 2013, by and among Parent, the Company and the Rollover Holders, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(4) Contribution Agreement, dated as of March 3, 2013, by and among the Company, Parent, Holdco, and the Rollover Holders, incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

 † Previously filed on March 22, 2013